CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

April 12, 2007

[redacted]

07022858

RECEIVED
2007 APR 24 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached a copy of the News Release that has been electronically filed with the Canadian Securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (Sedar).

Date of Filing	Document	Document Dated
April 11, 2007	News Release – CV Technologies Plans Revisions to Financial Statements in Keeping with Changes to its Revenue Recognition Policy	April 11, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

dw 4/25

Enclosure

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

RELEASE TIME: Apr 11, 2007 6:00am MT

CV TECHNOLOGIES PLANS REVISIONS TO FINANCIAL STATEMENTS IN KEEPING WITH CHANGES TO ITS REVENUE RECOGNITION POLICY

EDMONTON, AB (April 11, 2007) – CV Technologies Inc. (TSX:CVQ) today announced that the Company has decided after careful review that its consolidated financial statements for the year ended Sept. 30, 2006, as well as its interim consolidated financial statements for the first quarter of fiscal 2007 warrant restatement due to a revenue deferral issue in the U.S. market. The Company's Board of Directors and management met on April 10th and discussed these issues with the Company's independent auditors.

The Company, under the guidance of the Board of Directors and after consultation with its independent auditors, has revised the Company's revenue recognition policy as it relates to the entry into new markets or introduction of new products where a right of return arrangement exists either contractually or as a matter of practice. The Company has amended this policy because of the difficulty in estimating consumer uptake and the risk of product return by retailers in these situations.

In a March 26, 2007 news release the Company reported that while U.S. sales in the fourth quarter of fiscal 2006 and the first quarter of fiscal 2007 were reported to be $8.6 million, the reported net revenue was based upon product sold to retailers to stock shelves, not upon sales to ultimate consumers. The Company reported that the actual 'sell through' to U.S. consumers during this period was disappointing and estimated to be $1.5 to $2.5 million. As a result the net revenue of $8.6 million was overstated. As reported in that release, there was risk that significant amounts of product would be returned to the Company for a refund or credit. Since it is very difficult to estimate consumer uptake and the risk of product return in these situations, the Company has adopted a revised accounting policy for revenue recognition which will apply to new markets and new products, and is intended to eliminate such revenue recognition issues going forward.

Under the new policy and for revenue to be properly recognized in accordance with the guidelines of Emerging Issues Committee (EIC) Abstract 141 *Revenue Recognition,* each of the following conditions must be met: (i) persuasive evidence of a sales arrangement must exist, (ii) the price must be fixed or determinable, (iii) delivery must occur or services must be rendered, (iv) collection must be reasonably assured and (v) returns can be reasonably estimated. The Company has identified certain instances where one or more of these revenue recognition conditions, as applied to certain customer arrangements, were not met at the U.S. operating subsidiary that is the subject of the Company's review.

Material adjustments to the Company's consolidated financial statements will be required. Investors should not rely on the financial information contained in the Company's Annual Report for the year ended September 30, 2006 or in the Company's Interim Quarterly Report for the first quarter ended December 31, 2007 or any other financial information previously furnished by the Company regarding such periods.

Revenue from certain product sales with a right of return will be deferred notwithstanding that the Company bills and collects revenues from these product sales during the right of return period.

Based on a preliminary assessment of the information available at this time, the Company has identified the following possible adjustments to revenue from continuing operations for the periods indicated:

	Range Of Adjustments To Year-Ended September 30, 2006		Range Of Adjustments To 3 Months Ended December 31, 2006	
	Low	High	Low	High
Reported Net Revenue	$46,973	$46,973	$25,151	$25,151
Revenue (000's) Increase/(Decrease)	$(5,600)	$(5,000)	$(2,000)	$(1,500)
Revised Net Revenue	$41,373	$41,973	$23,151	$23,651
% Increase/(Decrease)	(12%)	(11%)	(8%)	(6%)

These preliminary amounts are subject to completion of the Company's analysis as well as the continuing review and audit by the Company's independent auditors and the review of the Audit Committee and Board of Directors.

The Company intends to review and assess the potential impact the adjustments may have on the Company's consolidated balance sheets, statements of earnings and cash flows as well as the potential impact that any other adjustments related to the Company's examination may have on its previously reported financial statements. Until the Company's review is complete, the affect on previously reported financial statements

cannot be finally determined. It is possible that further adjustments, which may be material, will be required for the above noted periods.

The Company anticipates reporting the restated results in early May, 2007.

About CV Technologies Inc.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Comprehensive therapeutic claims require support by the highest level of scientific evidence: randomized, double-blind, placebo-controlled clinical trials. In the United States COLD-fX is marketed as an immune enhancing dietary supplement. COLD-fX, with its unique and patented mechanism of action was standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics. The CBP process also provides a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com

INVESTOR CONTACTS:

Jane Tulluch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com

www.cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments predicting the level of product rebalancing by U.S. retailer and its material impact on the financial statements and the timelines and conclusion of restatement of financial statements. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the securities regulators on www.sedar.com. Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

END